Exhibit 12.1

Goodman Networks Incorporated

Computation of Historical Ratios of Earnings to Fixed Charges (a)

(In Thousands, Except Ratio Data)

	Year Ended				Three Months Ended
	December 31, 2010	December 31, 2011	December 31, 2012	December 31, 2013	March 31, 2014
Earnings
Income (loss) before income tax expense	$(18,004)	$26,220	$(9,275)	$(35,732)	$(10,339)
Fixed charges	6,452	22,098	33,882	45,003	13,968

Adjusted Earnings	$(11,552)	$48,318	$24,607	$9,271	$3,629

Fixed Charges
Interest expense	$5,319	$17,803	$29,909	$37,778	$10,845
Amortization of debt discount, premium on debt and deferred financing costs	399	2,745	2,089	2,509	840
Interest component of rental expense	734	1,550	1,884	4,716	2,283

Total Fixed charges	$6,452	$22,098	$33,882	$45,003	$13,968

Ratio of earnings to fixed charges	— (b)	2.19x	— (c)	— (d)	— (e)
Interest component of rental expense (estimated 33%)	33%	33%	33%	33%	33%

(a)	For purposes of calculating the ratio of earnings to fixed charges, earnings represents income from continuing operations before income tax expense plus fixed charges. Fixed charges include interest expense, amortized discounts related to indebtedness, amortization of deferred debt issuance costs, and the portion of rental expense that management believes is representative of the appropriate interest component of rent expense.
(b)	For the year ended December 31, 2010, earnings were insufficient to cover fixed charges by $18.0 million.
(c)	For the year ended December 31, 2012, earnings were insufficient to cover fixed charges by $9.3 million.
(d)	For the year ended December 31, 2013, earnings were insufficient to cover fixed charges by $35.7 million.
(e)	For the three months ended March 31, 2014, earnings were insufficient to cover fixed charges by $10.3 million.